UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: August 2022

Commission File Number: 001-38428

PolyPid Ltd.

(Translation of registrant’s name into English)

18 Hasivim Street

Petach Tikva 495376, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F      ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

CONTENTS

On August 2, 2022, PolyPid Ltd. (the “Company”) entered into a License, Distribution and Supply Agreement, (the “Agreement”) with Mercury Pharma Group Limited, under the trade name Advanz Pharma Holdings (“Advanz”), pursuant to which Company granted the exclusive right to Advanz to market, advertise, promote, distribute, offer for sale, sell and import the Company’s product D-PLEX100 (the “Product”) for the prevention of (i) post abdominal surgery incisional infection and/or (ii) post cardiac surgery sternal infection (the “Indication”) in the European Economic Area and the United Kingdom (the “Territory”). The term of the license is until the later of December 31, 2035, or 10 years after the first commercial sale of the Product. The license is also terminable by either party under certain limited circumstances.

Under the terms of the Agreement, the Company is entitled to receive an upfront payment immediately upon signing and additional development-related milestones for a total of up to €23 million (approximately $23.5 million) as follows: upfront payment of €2.5 million (approximately $2.6 million), up to €12.25 million (approximately $12.5 million) contingent upon positive top-line results of the Company’s SHIELD I Phase 3 study and additional development-related milestones of up to €8.25 million (approximately $8.4 million). Upon commercialization, the Company will receive up to €87 million (approximately $89 million) in sales-related milestones. In addition, the Company will also supply D-PLEX100 to Advanz for a transfer price and will be entitled to royalties on net sales in double-digit percentages of up to mid-twenties.

Attached hereto as Exhibit 99.1 and incorporated herein is the Company’s press release issued on August 3, 2022, titled “PolyPid Announces Exclusive Licensing Agreement with ADVANZ PHARMA for the Commercialization of D-PLEX100 in Europe.” The paragraphs above (and not Exhibit 99.1) are incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-257651) and Form S-8 (File No. 333-239517), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
99.1	Press Release issued by PolyPid Ltd. on August 3, 2022, titled “PolyPid Announces Exclusive Licensing Agreement with ADVANZ PHARMA for the Commercialization of D-PLEX100 in Europe.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POLYPID LTD.

Date: August 3, 2022	By:	/s/ Dikla Czaczkes Akselbrad
		Name	Dikla Czaczkes Akselbrad
		Title:	Chief Executive Officer

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